77C & 77I

On November 5, 2004, the shareholders of U.S. Inflation-Indexed Portfolio of FFTW, in accordance with Article I, Section 10 of the By-Laws of FFTW, Funds, Inc. (the "Fund") and in lieu of a special meeting of shareholders, consented to a proposed modification of U.S. Inflation- Indexed Portfolio's principal investment strategy and investment policy. The modification requires U.S. Inflation-Indexed Portfolio, under normal circumstances, to invest at least 80% of the Portfolio's net assets (including borrowings for investment purposes) in inflation-indexed securities that are denominated in U.S. dollars and derivative instruments denominated in U.S. dollars whose returns are linked to the inflation rate. The Portfolio will invest in derivatives as a substitute for direct investment in inflation-indexed securities.

Prior to the shareholders' consent to and approval of the proposed modification of U.S. Inflation- Indexed Portfolio's principal investment strategy and investment policy, the Board of Directors of the Fund discussed the proposal at a meeting held on May 20, 2004 and approved the proposal by unanimous written consent dated June 23, 2004, after determining the proposal was in the best interests of the Portfolio and its shareholders.

The above-described modification of U.S. Inflation-Indexed Portfolio's principal investment strategy and investment policy went into effect on November 5, 2004.